OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

xCraft Enterprises, Inc.

313 E Sherman Ave
Coeur d'Alene, ID 83814

www.xcraft.io

5882 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

OFFERING SUMMARY

Our Company

xCraft Enterprises, Inc. ("xCraft" or the "Company") is a Delaware corporation that has developed uniquely designed unmanned Aerial Vehicles ("UAV's" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high-efficiency and speed in their in-flight performance.

The Offering

Securities Offered	Maximum 58,823 shares of Class B Non-Voting Common Stock ($99,999.10 maximum raise)
Common Shares Outstanding Before This Offering:	3,526,250 shares
Common Stock Outstanding After This Offering:	3,585,073 shares
Use of Proceeds:	The net proceeds of this offering will be used to fund completion and production costs for our PhoneDrone as well as the development of the PhoneDrone mobile application, continued R&D efforts, to fund its marketing program, and for general corporate purposes (including working capital and other expenses).

Perks *

* All perks are individual, not inclusive of previous perks. Investors only get one perk reward matching your level of investment.

$500+ 10% off of any one purchase of product(s) from our web-site

$2,500+ Reservation for a Phone Drone Ethos (1)

$5,000+	Reservation for a Rogue, our 100 MPH racer (1)
$10,000+	You will receive your own xPlusOne HD

All Kickstarter and Indiegogo backers who invest will receive a complimentary 20% off any one purchase from our web-site.

- Any Phone Drone Ethos or Rogue product received will be shipped when they are ready for market.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

SUMMARY xCraft Enterprises, Inc. (“XCraft” or “Company”), based in beautiful Coeur d’Alene, Idaho, was formed from our founder's combined love of flying and aerospace engineering background. It was that passion that has created our vision. The result is XCraft and our portfolio of drones and related technologies. OUR PRODUCTS At present, the Company’s products consist of the following: • Our initial product, the XPlusOne, is a uniquely-designed unmanned aerial vehicle (“UAV” or “drone”) which has been specifically engineered to deliver vertical take-off and landing (“VTOL”) capability and high-efficiency and speed in its in-flight performance. The initial implementation of this UAV is called the X PlusOne and it is targeted to hobbyists and drone enthusiasts. • Our secondary UAV airframe is specifically engineered to be operated via a smartphone; leveraging the controllers, communication, and systems from an Android or Apple device and delivering retractable personal drone capabilities. The initial implementation of this UAV is called the PhoneDrone Ethos. • Our high-speed race drone is called the Rogue. Its five motors and unique pusher configuration allows it to be the fastest off-the-shelf drone on the market. The Rogue is capable of speeds of 100 MPH. • A derivative of the X PlusOne design, called the x2, is targeted toward commercial applications. This UAV offers greatly extended range, speed, and payload capabilities to deliver superior performance in First Responder, Mapping, Delivery, Survey, and other commercial applications. It is of an efficient tri-motor design and is capable of a one-hour+ flight time while carrying a 1½ pound payload. OPERATIONS TO DATE Through 2016, our sales have consisted solely of our XPlusOne drone and related parts and accessories. In early 2017, we received our first revenues from the sale of our X2 commercial drone. While we have generated a great amount of interest in our PhoneDrone, as evidenced by the large volume of pre-sales through our Kickstarter and Indiegogo campaigns, there remains some as-yet unfinished product design work and refinements that have kept us from actual production and fulfillment of those commitments. As such, the PhoneDrone should be considered as a "prototype" until such time as it is production ready, which we expect to be in August of 2017.. We are also taking pre-orders for our newest product, the Rogue. While it too should be considered a "prototype" at present, its design is nearly complete. We expect to have the Rogue ready for actual production and sale within the next three months. XCraft's commercial focus at present is in its X2 design. Like the XPlusOne, the X2 will be of hybrid VTOL multi-rotor design. In optimizing its use for commercial applications, focus will be on its extended time of flight and payload capacity. While the Company achieved some revenue from the sale of this technology in late 2016, these custom-designed drones are still in their infancy within XCraft. Following the excitement of our Shark Tank episode and Kickstarter/Indiegogo campaigns, we were successful in selling our XPlusOne drones and were getting sizable pre-sales of our PhoneDrone Ethos product. In late 2016, a couple of events impacted the trajectory we were on. First, a large Chinese manufacturer began producing their own product and brought a line of drones to the market at far lower price points than their competitors. While we can only speculate as to their intentions, the result was disastrous. Many drone companies went out of business. Those that survived (like us) were forced to sell their product at much lower margins. These reduced revenues and lower profits, coupled with some unanticipated higher costs in the development of our PhoneDrone, put us in a position where we had to severely cut back operations and slow down the development and thus the completion of the PhoneDrone. With the recent equity infusion from the private investor and the vote of confidence as evidenced by the conversion of a large note payable into equity, XCraft is excited to kick off this crowdfunding round to help get things back on track. LIABILITIES AND LITIGATION The unfortunate reduction in our cash flow has led to an increase in our normal level of payables. We have maintained close contact with our suppliers and vendors. In doing so, they are understanding of our situation and have been willing to work with us as we progress to getting back on track. To date, there is no pending or threatened litigation from them towards us. OUR SALES CHANNELS/SUPPLY CHAIN Our current sales channels include BestBuy, Amazon, and our own web-site. As previously mentioned, we have also had successful Kickstarter and Indiegogo campaigns for our products. We see these current channels as remaining viable as we progress, but we are also in early stages of discussions with potential distributors in other parts of the world, primarily Asia and Europe. While there is considerable amount of proprietary design that goes into each our products, much of the hardware and related parts are readily available in the market from several suppliers. We are aware of and take necessary precautions to ensure that there will be limited, if any, interruptions in the production supply chain(s). OUR CUSTOMERS, COMPETITION, AND MARKET Our customer base consists primarily of individual hobbyists and enthusiasts that enjoy the outdoor activities and the enjoyment and challenges that our drones provide them. From the pure joy of flying, to taking photographs or movies, and soon the idea of actually racing drones, XCraft products provide many unique and fun opportunities. Smaller drones have been a fairly recent development of the past few years, and this market is still evolving. Widespread consumer excitement, who like drones not only for simple recreation but also for their enhanced photography and video capability, is what continues to drive this market. Still early in its development, relative to other consumer electronics, we feel the consumer market for drones still has substantial growth potential. The Company foresees this consumer market for drones growing from an approximate $1.6 billion market in 2015 to a $3.3 billion market by 2020; a 16% annual growth rate. Chinese manufacturers/vendors dominate the retail drone market, the largest of which is DJI, followed by Parrot. Xcraft foresees the area with the most potential for our growth to be the commercial segment. This is confirmed by a recent pronouncement, from Goldman Sachs, which forecast triple-digit annual growth over the next five years and a $21 billion total market by 2020. We see applications in industries from construction and agriculture to journalism and real estate. This commercial market is emerging, with many privately held drone companies/manufacturers, such as PrecisionHawk, and Aeryon Labs.

The team

Officers and directors

JD Claridge	President/CEO
Kevin Nichols	CFO
Charles Manning	Director/Founder

JD Claridge
JD Claridge is the CEO and co-founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD was born with a passion for flight. Building and crashing flying toys throughout his youth taught him much about the science and art of flight vehicle design. He once built a (mostly) functional hang glider at the age of 7 and convinced his best friend to test fly it. JD's passion for flight runs deeply through all of his pursuits. As a certified pilot, electrical engineer, airframe mechanic, and Designated Engineering Representative (DER) for the FAA, he has held key engineering roles at several aerospace OEMs and has founded his own aerospace consulting firm; Aero Designworks. In October of 2015, JD and xCraft co-founder Charles Manning were featured on ABC's Shark Tank, making history by negotiating an unprecedented deal with all five Sharks. This catapulted xCraft into the center of the public spotlight and made household names out of xCraft's launch products; PhoneDrone Ethos and X PlusOne. With JD at the helm, xCraft continues to engineer innovation into the DNA of every flying machine they produce.

Kevin Nichols
For the past 20 years, Kevin has been an independent consulting-CFO and founder in several start-up ventures, including aviation, mapping, and remote-sensing companies. He is a CPA, and after his start in public accounting, Kevin spent many years in R/E finance, development, and banking. He is a graduate of Boise State University, majoring in Finance and Accounting.

Charles Manning
Charles Manning is a co-founder and remains a Director of xCraft. An aviation enthusiast, Charles was immediately excited about working with JD to help make the X PlusOne a reality. Charles is founder and CEO of Kochava, a leading mobile attribution analytics platform company serving tier-one advertisers world-wide. Beginning his career at Oracle, Charles later held executive and C-Level positions at M-Code,

Managed Objects, and PLAYXPERT. Prior to founding Kochava, Charles founded PLAYXPERT – which started as a gaming technology platform. After licensing the PLAYXPERT technology to Razer, Charles built a team that focused its time on building engagement platforms for entrepreneurs and agencies.

Related party transactions

During 2016, one of the Company's founders (its President/CEO) funded the Company on an as-needed basis to cover operations. These advances bear no interest and are due on demand from him. At yearend 2016, the net of these advances by him – and owed to him by the Company – totaled $65,670.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **It is difficult to predict our operating results and business opportunities because we have a limited history as an operating company.** The Company was formed in late 2014 and we have a relatively brief operating history. Although the hardware design has been completed by us for our X PlusOne and PhoneDrone products, there remain substantial operational risks in manufacturing these first-generation hardware products. In addition, the PhoneDrone operating software for smartphones is not yet fully completed and its completion is required for successful delivery of the PhoneDrone. We are subject to and will experience the risks and difficulties that are frequently encountered by early-stage companies in new, rapidly-evolving markets. The Company has a history of losses due to the development cost associated with bringing our new products to market. Our failure to significantly increase our revenues would seriously harm our business. We have experienced operating losses since inception and expect to incur significant losses in the future. Our research and development, sales and marketing, and general and administrative expenses are expected to increase as we progress. With these additional expenses, we must significantly increase our revenues in order to become profitable. Our operating expense levels will be increasing and then they may become relatively fixed and are based, in part, on achieving an initial milestone of building a community of users. If revenue levels fall below expectations, our net losses will increase because only a portion of our expenses varies with our revenues. We may never achieve profitability, and, if we do, we cannot ensure that we will sustain or increase it. Our initial deployments of the X PlusOne and PhoneDrone have been largely through Kickstarter pre-orders or pre-purchase orders from channel partners. Successful experiences with end-users are required to cause more repeat channel orders. Our future revenues are unpredictable and we expect our quarterly operating results to fluctuate based on on-going orders, which could cause the value of your Units to decline. Although the Company is confident of the design and architecture of the X PlusOne, PhoneDrone, x2, and Rogue, the mass-production scale of our products has not yet happened. Hardware and software integration requirements, like those we must achieve in our business, contain errors or defects, including errors relating to security and usability, particularly when first introduced or when new versions or enhancements are released. Defects or errors in current or future products could result in delayed or failed deployment of our technology, lost revenues, or a delay in or failure to achieve market acceptance, any of which would seriously harm our business and operating results.

- **We must manage our growth and expansion.** Our further growth will place a significant strain on our resources. Any failure to manage growth effectively could seriously harm our business and operating results. To be successful, we will need to implement additional management information systems; improve our operating, administrative, financial, and accounting systems and controls; train new employees; and maintain close coordination among our executive, engineering, accounting, finance, marketing, and operations organizations. Without success in these areas, our financial results could suffer materially.
- **There are inherent risks within the drone industry.** Our markets are new, rapidly evolving, and highly competitive. We expect this competition to persist and intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business and operating results. The global regulatory risk, as it relates to the operation of drones, is new and relatively unknown. However, there have been recent strides made within the US. In August of 2016, the FAA released new rules governing the commercial use of UAVs. These regulations provide a framework for operation beyond recreational use. While it is thought that other developed countries will follow the FAA's lead and develop similar rules for UAV operation, they may not do so and global sales may suffer. There are still limitations, for example, which prohibit flight beyond visual line of sight, resulting in banning operation over people that are not involved in the actual mission, limiting flights to a maximum altitude of 400 feet above ground level, etc. The present rules do not provide means of obtaining waivers to any of these restrictions and thus these will continue to limit and constrain usage.
- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to our drones and related technology. The Company has applied and intends to continue to apply for patents and trademarks with respect to its intellectual property, but no such applications have yet been submitted. Once submitted, our patent applications or trademark registrations may not be approved. Moreover, even if approved, they may not provide us with any competitive advantage or may be challenged by third parties. If challenged, any of our patents might not be upheld or their claims could be narrowed. Legal standards relating to the validity, enforceability, and scope of intellectual property rights generally, and in Internet-related industries specifically, are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Any litigation surrounding our rights could force us to divert important financial and other resources away from our business operations. These legal protections afford only limited protection. Any steps we take to protect our intellectual property may be inadequate, time consuming, and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Also,

our competitors may independently develop similar technology, duplicate our products, or design around our patents or our other intellectual property, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This could cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents may be issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

- **We may be found to infringe proprietary rights of others.** The drone and autonomous vehicle industries are both emerging fields in which we expect a number of companies to create, and pursue patent protection for, inventions and technologies. Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. We could incur substantial costs to defend or settle any litigation, and intellectual property litigation could force us to do one or more of the following: • cease selling, incorporating, or using products or services that incorporate the challenged intellectual property; • obtain a license from the holder of the infringed intellectual property right; and • redesign products or services. We might not be able to redesign our products and services or obtain a license on commercially reasonable terms from the holders of any potentially infringed intellectual property. Any successful claim of infringement against us and our failure or inability to license the infringed technology on commercially reasonable terms would seriously harm our business and operating results.
- **We must attract and retain key personnel.** Our success depends largely on the skills, experience, and performance of the members of our senior management and other key personnel. With successful funding, we will need to initiate the hiring of managers and other key personnel. We might be unable to assimilate our recently hired key personnel or be unable to locate, hire, and retain additional qualified key personnel. Our senior management and/or other key personnel are not bound to be employed for any specific time period. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other companies in the high-tech and gaming sectors, we face intense competition for qualified personnel.
- **There are several competitors who are better positioned than we are to take the majority of the market.** The drone industry is becoming well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships

needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

- **Our current and/or future products could have a latent design flaw or manufacturing defect.** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there may be design flaw(s) that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. We have had no such flaws or recalls to date with any of our product(s). However, a major recall of our products would be expensive and could significantly impact the value of the Company.
- **Our new product(s) could fail to achieve the sales traction that we expect.** The Company's growth projections are based on an assumption that we will be able to successfully launch future products and that we will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new product(s) fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **We may face technological and design challenges.** We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.
- **We are subject to changes in foreign currency exchange rates.** Our products are manufactured in China and sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

- **Risks Related to an Investment - We will need to raise additional funds in the future.** Any funding received by the Company from this offering will immediately be available to and used by us to meet current and ongoing capital needs. The Company estimates that $1,000,000 would be sufficient to fund its business plan for at least the next year. However, the release of funds to the Company is solely conditioned upon receipt of the minimum amount of $10,000. Depending on our ability to generate sustainable revenue, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. This could seriously harm our business and operating results. Furthermore, if we issue additional common stock, you will experience dilution. The Company may issue additional units with rights senior to those of the Class B Series 1 shares offered hereby. If we need to raise funds and cannot do so on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.
- **We have substantial discretion as to how to use the proceeds from this offering.** Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which an investor may not agree. We cannot predict that investment of the proceeds will yield a favorable return, if any.
- **You will have little to no control over the management of the Company's business operations.** As of the date hereof our Founder, JD Claridge, owns a majority of the voting common stock of the Company. Even if the maximum offering is raised, he will still retain a majority. As a result, Mr. Claridge will be able to exercise significant influence over all matters requiring member approval, including the election of managers and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring and/or having control over us.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Should the Company's plan become being acquired by an existing player in the drone industry, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is another potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our

brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the drone industry at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Prior to this offering, there has been no public market for the securities of the Company and there is no assurance that a public market will ever develop. The offering price of $1.70 per share has been arbitrarily determined by the Company and bears no direct relationship to the market price of the free trading shares, assets, earnings, book value, or any other objective standard of worth.

- **Certain key products are presently in "prototype" stage and have yet to reach the point of full production. As a result, there is risk that they may never be produced.** Our PhoneDrone Ethos and Rogue are still considered by us as "working prototypes" as they are not yet considered fully complete and ready for actual manufacturing and production. We expect to have the Rogue completed and ready for production in the next two months, and our PhoneDrone is projected to be production-ready in August 2017. While we expect these products to be completed in the time frames indicated, there remains risk that they may never be commercially produced and sold.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- JD Claridge, 68.0% ownership, Class A Common
- Charles Manning, 17.0% ownership, Class A Common
- Mountain Man Ventures, 9.0% ownership, Class A Common
- Philip Burks, 6.0% ownership, Class A Common

Classes of securities

- Class B - non voting shares: 0

OUR SECURITIES

Our authorized capital consists of 75,000,000 shares, designated as 60,000,000 shares of common stock and 15,000,000 shares of preferred stock, par value $0.0001 per share. Our common shares have been further designated as 50,000,000 Shares of Class A Voting, and 10,000,000 shares Class B Non-Voting.

As of the date of this offering statement, there are a total of 3,526,250 shares of our Class A shares issued and outstanding (held by four (4) shareholders). At present, we have issued no Class B or Preferred shares.

The following is a summary of the rights of our capital stock as provided within our certificate of incorporation and bylaws.

Common Stock

Voting Rights. We have two classes of common stock. Our Class A shares are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Class B, which are being offered by way of this offering statement, have no voting rights.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of *Other Rights or Assessments.* Holders of common stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will he fully paid and not liable to further calls or assessments by us.

2017 Equity Incentive Plan. The Company has reserved 600,000 shares of its common stock pursuant to the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Preferred Stock

While the Company has authorized certain of its shares as "Preferred Stock" in it Articles of Incorporation, no specific designations or authorizations have been defined for them to date.

- Class A shares: 0

OUR SECURITIES

Our authorized capital consists of 75,000,000 shares, designated as 60,000,000 shares of common stock and 15,000,000 shares of preferred stock, par value

$0.0001 per share. Our common shares have been further designated as 50,000,000 Shares of Class A Voting, and 10,000,000 shares Class B Non-Voting.

As of the date of this offering statement, there are a total of 3,526,250 shares of our Class A shares issued and outstanding (held by four (4) shareholders). At present, we have issued no Class B or Preferred shares.

The following is a summary of the rights of our capital stock as provided within our certificate of incorporation and bylaws.

Common Stock

Voting Rights. We have two classes of common stock. Our Class A shares are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Class B, which are being offered by way of this offering statement, have no voting rights.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of *Other Rights or Assessments.* Holders of common stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will he fully paid and not liable to further calls or assessments by us.

2017 Equity Incentive Plan. The Company has reserved 600,000 shares of its common stock pursuant to the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Preferred Stock

While the Company has authorized certain of its shares as "Preferred Stock" in it Articles of Incorporation, no specific designations or authorizations have been defined for them to date.

What it means to be a Minority Holder

The Company is structured such that we have two classes of common shares, our Class A and Class B. The only difference between the two is that the Class A shares have voting rights - one vote per share - while our Class B shares have no voting rights.

With our Class A shares being held by the founders and a small number of investors, voting control is retained and controlled by them. As a result, these few people have the ability to make all major decisions regarding the Company.

As holders of Class B shares, you will have no voting rights. You will have limited ability, if at all, to influence our policies or any other corporate matter(s), including the election of directors, changes to our Company's governance documents, additional issuance(s) of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes,preferred shares, or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "downround," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Management's Discussion and Analysis of Financial Condition

And Results of Operation

Financial Statements

Please see our management-prepared financial statements for the years ended December 31, 2016 and 2015 attached as Exhibit B to our Form C. While formed in September of 2014, there were no operations for 2014.

Operating Results

The following analysis and discussion will be comparing the years ended December 31, 2016 and 2015.

Revenues

Our net revenues for 2016 were more than double the 2015 level, increasing from $341,108 in 2015 to $828,381 in 2016. Sales for 2015 were primarily a result of our successful Kickstarter campaign selling our first product, the X PlusOne drone, as well as some direct online sales from our website. The large increase in 2016 is due to our adding more sales channels, primarily Best Buy and Hobby Craft.

Cost of Sales

Cost of Sales in 2016 increased nearly 4 times over the 2015 level, from $162,777 in 2015 to $716,090 in 2016. The increase was due to very high level of production of our X PlusOne drone and the fulfillment of the Kickstarter sales that we received and the demand for our product as we added Best Buy and Hobby Craft as distributors.

Gross Margins

Our gross profit percentage was a healthy 52.3% in 2015, but unfortunately we suffered a substantial decline in 2016 as our margin slipped to only 13.6% in 2016. This was due in very large part from our largest competitor, TGI (of China), reducing prices and flooding the market with its drone products. We believe that their goal was to rid, or substantially reduce the amount of competitors in the market – they were successful in doing so. This event had a direct impact on sales of our X PlusOne. In response to TGI's move, we had to reduce the price point of this product from a $2,000 retail price to about $800. As a result, our margins were squeezed and we can no longer produce this product in-house with sufficient margin to warrant its domestic production. Our PhoneDrone and other products have been designed to incorporate much better margins within the current market conditions.

In response, the Company shifted its manufacturing of the X PlusOne from in-house to China and will be looking to have its nest generation products, our X2, PhoneDrone, and Rogue, commercially produced in China.

Operating Expenses

These expenses for the Company consist primarily of employee compensation/benefits, marketing and sales expenses, and professional fees such as legal, patents, and research and development. For 2016, these expenses more than doubled, from $229,654 in 2015 to $596,505 in 2016. The largest increase was in employee costs as we ramped up hiring to meet demands from our increase in Sales in 2016.

Financial Milestones

As it looks to the immediate future, the Company sees as financial milestones being the completion of the development of our PhoneDrone: namely completion of the phone application ("APP"), the small design changes that may come as we progress towards production, and the tooling and production of the product. We project the remaining cost to complete the PhoneDrone development and have it ready for production to be $200,000-$250,000. We expect to begin deliveries in August 2017.

Our Rogue is near fully designed and will be ready for production by June of 2017. Our commercial product, the X2, is being designed on a more customer-by-customer basis. As a result, we see no "full-scale" production runs as we do in our consumer drones.

The size of our production runs for the PhoneDrone and Rogue will be dictated largely upon market demand and the availability and timing of capital and/or cash flow.

If we are able to raise approximately $1 million in new capital through the positive results of this crowd-funding campaign and our continued success in finding additional capital sources, we expect to become profitable by the end of 2017.

Liquidity and Capital Resources

While we have been successful to date in generating Sales revenues from our XPLus One drone, our funding to date has come largely from our Kickstarter and Indiegogo campaigns, and the $300,000 Convertible Note received in March 2016. This Note, plus accrued interest, was recently converted into Class A common shares.

In late February of 2017, we received $200,000 from a third-party investor by way of a private placement of our Class A common stock pursuant to Rule 506(c) of Reg D of the Securities Act. In both of these recent events were issued shares at $1.00 per share.

The Company will be continuing to seek additional capital by way of the sale of its securities through private placement(s) and/or Convertible Notes. Our meetings with various traditional banking sources have indicated that we will need to achieve profitability before they will consider providing us further funds.

With these efforts, plus the net proceeds from this Offering, the Company intends to complete the development, production, and sales of our Phone Drone and Rogue, and move forward with our commercial endeavors with the X2 drone.

The Company believes that funds from this Offering and our private placement efforts will enable us to fund operations through 2017, when, based on current assumptions, we expect to reach profitability.

Indebtedness

The Company received $300,000 from a Convertible Note in March 2016. It bears simple interest at 10% and has a maturity of March 15, 2017. In February 2017, that Note was converted into a total of 326,250 Class A common shares. Our line of credit is for $50,000 maximum and bears interest at Prime+3%. Credit cards are provided different banks and carry interest rate ranging from 10-18%. The Company has a $50,000 line of credit bearing interest at Prime+3% and various credit cards that bear interest from 12% to 18%.

Recent offerings of securities

- 2016-03-05, Rule 506(c) of Reg D, 0 Convertible Note. Use of proceeds: Working capital
- 2017-02-05, Rule 506(c) of Reg D, 0 Common Shares. Use of proceeds: Working capital

Valuation

$6,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company and its Board as to what would be the fair value of the Company.

USE OF PROCEEDS

If we reach our maximum funding goal, we estimate the net proceeds from the sale of the 58,823 shares in this offering will be approximately $95,062, after deducting offering expenses of $4,937.

The net proceeds of this Offering will be used to fund the furtherance of our PhoneDrone product for market, some production of our Rogue drone, and the marketing/sales thereof.

	Minimum	Maximum
Total Proceeds:	**$ 9,999**	**$ 99,999**
Less: Offering Expenses		
(a) StartEngine Fees (2.5% total fee)	250	2,500
(b) Fund America Fees (1)	244	2,437
Net Proceeds	**9,505**	**95,062**
Use of Proceeds:		
(a) Legal and Accounting	0	0
(b) PhoneDrone R&D + APP	4,000	50,000
(c) Marketing	5,000	15,000
(d) Rogue Production	0	25,000
(e) Working Capital	505	5,062

TOTAL USE OF NET PROCEEDS **$ 9,505**
$ 95,062

(1) Fund America fees will vary somewhat based on number of investors and amount per investment.

The Company does not foresee using any of these proceeds to pay off, or pay down, its debt.

The foregoing information is based on management's best estimate at the time of this offering. We may find it necessary or advisable to reallocate net proceeds reserved for one category to another, and will have broad discretion in doing so.

Irregular Use of Proceeds

The Company does not foresee, nor is there any planned irregular use of any of the proceeds from this offering.

REGULATORY INFORMATION

Disqualification

No disqualifying event(s) has been recorded with respect to the Company, or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR xCraft Enterprises, Inc.

[See attached]

I, JD Claridge (Print Name), the President/CEO (Title of Officer) of xCraft Enterprises Inc. (Company Name), hereby certify that the financial statements of xCraft Enterprises Inc. and notes thereto for the periods ending January 1, 2015 (beginning date of review) and December 31, 2016 (End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 24, 2017 (Date of Execution).

______________________ (Signature)

President/CEO (Title)

March 29, 2017 (Date)

EXHIBIT B to FORM C

XCRAFT ENTERPRISES, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015

XCRAFT ENTERPRISES, LLC

INDEX to FINANCIAL STATEMENTS
(unaudited)

XCRAFT ENTERPRISES, LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
ASSETS		
Current Assets		
Cash	$ 160	$ 334,008
Accounts Receivable	267,886	0
Inventory	14,191	0
Total Current Assets	282,237	334,008
Property & Equipment, Net	147,141	41,396
Intangible Assets, Net	261,752	30,530
Other Assets	5,490	5,490
Total Fixed Assets	414,373	77,416
TOTAL ASSETS	696,610	411,424
LIABILITIES		
Current Liabilities		
Accounts Payable	386,523	16,302
Credit Cards	74,553	25,547
Line of Credit	50,000	0
Interest Payable	23,750	0
Payable to Affiliate	65,670	0
Pre-Sales	395,379	420,740
Total Current Liabilities	995,875	462,589
Long-Term Liabilities		
Convertible Note	300,000	0
Total Long-Term Liabilities	300,000	0
TOTAL LIABILITIES	1,295.875	462,589
EQUITY		
Member Equity Contributions	60,237	60,237
Less: Distributions	(45,500)	(45,500)
Retained Earnings – Begin	(65,902)	0
Net Income(Loss)	(548,100)	(65,902)
Total Equity	(599,265)	(51,165)
TOTAL LIABILITIES & EQUITY	$ 696,610	$ 411,424

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Revenues	$ 828,381	$ 341,108
Cost of Goods Sold	716,090	162,777
Gross Profit	112,291	178,332
Operating Expenses:		
General & Administrative	211,600	99,503
Payroll	360,367	79,718
Sales & Marketing	24,538	50,433
Total Operating Expenses	596,505	229,654
Operating Loss	(484,214)	(51,323)
Other Expenses:		
Interest Expense	28,761	3,066
Depreciation & Amortization	35,125	11,513
Total Other Expenses	63,886	14,579
Loss Before Provision for Income Taxes	(548,100)	(65,902)
Provision for Income Taxes	0	0
Net Income (Loss)	$ (548,100)	$ (65,902)

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	LLC Member Units			Total
	Number of Units	Amount	Accumulated Deficit	Members Equity (Deficit)
Balance at January 1, 2015	100	$ 9.467	$ -	$ 9,467
	-----	----------	---------	--------
Capital Contributed		50,770	-	50,770
Distributions		(45,500)	-	(45,500)
Net Loss			(65,902)	(65,902)
	-----	----------	---------	--------
Balance at December 31, 2015	100	14,737	(65,902)	(51,165)
	-----	----------	---------	--------
Net Loss			(548,100)	(548,100)
	-----	----------	---------	--------
Balance at December 31, 2015	100	$ 14,737	$ (614,002)	$ (599,265)
	===	======	=====	======

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (548,100)	$ (65,902)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Changes in operating assets and liabilities		
Accounts Receivable	(267,886)	0
Inventory	(14,191)	0
Accounts Payable	370,221	16,302
Credit Cards	49,006	25,547
Line of Credit	50,000	0
Interest Payable	23,750	0
Pre-Sales	(25,361)	420,740
Net cash (used in) provided by operating activities	(362,561)	396,687
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property & equipment	(105,745)	(41,396)
Purchases of intangible assets	(231,222)	(22,663)
Other Assets/Deposits	0	(5,490)
Net cash used in investing activities	(336,967)	(69,549000000000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Convertible note proceeds	300,000	0
Net advances from (payments to) affiliate	65,670	5,270
Net cash provided from financing activities	365,670	5,270
Net cash increase (decrease) for the period	(333,828)	332,408
Cash at beginning of period	334,008	1,600
Cash at end of period	$ 160	$ 334,008

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

xCraft Enterprises, LLC (the "Company,", "us," "we," "our") was formed on September 23, 2014 in the State of Idaho. Effective March 1, 2017, the Company converted to a Delaware corporation and changed its name to xCraft Enterprises, Inc. The financial statements of xCraft Enterprises, LLC have been self-prepared by management of the Company, in accordance with generally accepted accounting principles in the United States ("GAPP"), and present fairly our financial condition and results of operations for the periods so indicated herein. Our headquarters is located in Coeur d'Alene, Idaho.

The Company has developed uniquely designed unmanned Aerial Vehicles ("UAV's" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high-efficiency and speed in their in-flight performance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transition between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Include other inputs that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and maximize the use of unobservable inputs when measuring fair values.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues from Sales when (a) persuasive evidence that an agreement exists; (b) the products have been shipped; and (c) collection of the amount(s) due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable by upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States ("US") and files tax returns in the US Federal jurisdiction and Idaho state jurisdiction. The Company is subject to US Federal, state, and local income tax examinations by tax authorities for all periods since our inception. We are not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major US financial institution which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company has and may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
FASB issues various Accounting Standards Updates relating to the treatment and recording of certain accounting transactions. On June 10, 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-10, DEVELOPMENT STAGE ENTITIES (TOPIC 915) - ELIMINATION OF CERTAIN FINANCIAL REPORTING REQUIREMENTS, INCLUDING AN AMENDMENT TO VARIABLE INTEREST ENTITIES GUIDANCE IN TOPIC 810, CONSOLIDATION, which eliminates the concept of a development stage entity (DSE) entirely from current accounting guidance. The Company has elected adoption of this standard, which eliminates the designation of DSEs and the requirement to disclose results of operations and cash flows since inception.

There are several new accounting pronouncements issued by the Financial Accounting Standards Board ("FASB") which are not yet effective. Each of these pronouncements, as applicable, has been or will be adopted by the Company. As of December 31, 2016, none of these pronouncements is expected to have a material effect on the financial position, results of operations or cash flows of the Company.

NOTE 3 – NOTE PAYABLE AND DEBT

Third Party

During early 2016, the Company received $300,000 in proceeds from a Convertible Note. The terms of this Note provide for simple interest at 10% per annum, and a maturity date of March 2017. In late February, 2017, this Note (plus accrued interest) was converted into $326,250 of equity.

Our line of credit is for $50,000 maximum and bears interest at Prime+3%.

Credit cards are provided different banks and carry interest rate ranging from 10-18%.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatened litigation against the Company or its members.

NOTE 5 – STOCKHOLDERS' EQUITY

Pursuant to the Company's becoming a Delaware corporation effective March 1, 2017, the Company has a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share.

Of these 75,000,000 shares of authorized stock, a total of 15,000,000 shares have been designated as preferred shares.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2016, one of the Company's founders (its President/CEO) funded the Company on an as-needed basis to cover operations. These advances bear no interest and are due on demand from him. At yearend 2016, the net of these advances by him – and owed to him by the Company – totaled $65,670.

NOTE 7 – SUBSEQUENT EVENTS

During February, 2017, there were several material events to be noted:

- The Company was converted to a Delaware C-Corporation, from its prior status as an Idaho LLC. Our founders, JD Claridge and Charles Manning, received 2,400,000 and 600,000 shares of our Class A common stock, respectively, for conversion of membership units to common stock. This conversion was effective as of March 1, 2017.

- The Convertible Note was converted into 326,250 Class A share of our common stock ($300,000 principal amount plus $26,250 in interest).

- We received $200,000 in proceeds from a third-party investor in exchange for 200,000 Class A common shares of our common stock.

There are no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Jason K.

This offering is not live or open to the public at this moment.



XPLUSONE

PLAY VIDEO

0

Investors

$0.00

Raised of $10k - $100k goal

xCraft

Powerful flying machines

Small OPO | Coeur d'Alene, ID | Technology

Accepting International Investment

Chat

Chat

Overview | Team | Terms | Updates | Comments | Share



XCRAFT

Drone Tech that Positively Changes the World

Invest in xCraft

Once the stuff of science fiction, drones are now a part of our day-to-day lives. These unmanned aerial vehicles have changed so many things and provide an exciting way for people to explore and interact with the world around them.

Drones can be so much more than just a recreational pastime, though. If put to good use, they have the power to affect real and lasting positive change in the world. At xCraft, we recognize this potential, which is why

we've worked tirelessly to make our technology the gold standard in this still-nascent industry.





In only a few short years, our flagship product, the X PlusOne, has garnered widespread acclaim for its precision, speed and maneuverability. Soon to be released, our PhoneDrone Ethos, which **can convert a smartphone into a flying vehicle,** will give more people than ever before access to this exciting technology. But, that's just the start.

We fully believe that our technology can be used to help first responders at the scene of an accident, it can help corporations and governments achieve security at their most vulnerable points, it can help scientists to learn more about our world and to find ways of preserving it, and it can assist greatly with search-and-rescue operations following an environmental catastrophe. In short, we believe that it can change the world.

This is our vision; it's a grand one... And that's why we're turning to you.

Crowdfunding is something that's woven into the very DNA of Since the beginning, we have fueled our innovation by reaching out directly to the public through platforms like Kickstarter and Indiegogo. But, now we're doing something different.

Instead of offering a bit of swag or a prototype in exchange for your financial contribution, **we're offering you an opportunity to invest in the future.** Drone technology has come so far, and it has yet more places to go. With your investment, xCraft can realize the full potential of this exciting technology, a potential that encompasses many industries, from agriculture to transportation and everything in between.

Invest in xCraft today. Be a part of the future, and help us to bring positive change the world.

Investment
$1.70/share | When you invest you are betting the company's futur will exceed $6.0M.

Perks *
$500+ — 10% off of any one purchase of product(s) from our website
$2,500+ — Reservation for a Phone Drone Ethos (1)
$5,000+ — Reservation for a Rogue, our 100 MPH racer (1)
$10,000+ — You will receive your own xPlusOne HD

- All Kickstarter and Indiegogo backers who invest will receive a complimentary 20% off any one purchase from our website. Any Phone Drone Ethos or Rogue product received will be shipped when they are ready for market.

Consumer drones and autonomous aerial vehicles have great potential. With your investment and our technology and ingenuity, xCraft aims to change the world.

The Story of xCraft Thus Far

To say that it's been a wild ride for xCraft would be putting it mildly. Co-founders JD Claridge and Charles Manning met only three years ago, and in that short time they have managed to build a powerful drone company.

This incredible success was not achieved through their work and that of the team alone. It's due, in no small part, to the thousands of individual contributors who helped to fund xCraft's flagship product, the X PlusOne, through Kickstarter. That initial crowdfunding campaign managed to triple its goal, and allowed xCraft to make the X PlusOne one of the most powerful and unique consumer drones in the marketplace.


XCRAFT


XPLUSONE



But the vision was never just one powerful drone. The vision was to use drone technology to transform the world, and realizing that vision began with finding a way to get drone technology into more people's hands. And so, the PhoneDrone Ethos was born.

The team at xCraft realized that most people already have the most expensive components of a drone in their pockets. **The PhoneDrone Ethos combines forces with almost any smartphone in order t the average consumer a powerful drone at a fraction of the price.** This coming August, this new, exciting and low-cost technology will finally hit the market...

It's this track record of success and xCraft's future potential that led to one of the company's most high-profile successes yet. Appearing on ABC's *Shark Tank*, JD and Charles were able to bring all five sharks in on a deal worth $1.5 million!

When you invest in xCraft, you will be making the same decision that business icons like Mark Cuban and Kevin O'Leary did.

A hit with consumers already, xCraft's technology is poised to blaze new trails in a myriad of industries.

- Over $143,000 raised for the X PlusOne on Kickstarter.
- Over $325,000 raised for the PhoneDrone Ethos on Kickstarte
- Over $64,000 raised for the PhoneDrone Ethos on Indiegogo.
- xCraft technology is being licensed for uses outside of the consumer market.

When you invest in xCraft, you will be making the same decision that business icons like Mark Cuban and Kevin O'Leary did.

A Look at xCraft's State-of-the-Art Drone Technology

When all five Sharks made the $1.5M offer to xCraft, they instantly recognized the power and refinement of our trailblazing drone technology. But, it was not those things alone that convinced them to offer $1.5M, along with their time and expertise. They recognized that xCra technology has applications well beyond the consumer realm. Simply, they realized the power of xCraft...


FLIGHT CREW
XCRAFT
XCRAFT

Chat

X PlusOne	PhoneDrone Ethos
	

As xCraft's flagship product, the X PlusOne has a host of killer features that have made it a darling among drone enthusiasts. It's perhaps best known for being the ultimate hybrid, capable of hovering one moment and zooming at speeds approaching 100 kph the next. But that's just the tip of the iceberg.

The X PlusOne also features:

- **Autonomous flight plans** that can be programmed through xCraft software
- A **loiter mode** that keeps the drone in one GPS-defined stationary position
- An **auto-landing feature** that makes getting the drone back to earth a cinch
- **Follow-me function** that can sync to the location of a user's smartphone
- The ability to **hook up with a GoPro** or similar camera

These features combined with our precision engineering are proof of the trailblazing technology that fuels xCraft's capacity for innovation.

We believe that as many people as possible should have access to drone technology. That's where the PhoneDrone Ethos comes in. This unique device leverages the procession power and telemetry equipment of a smartphone and combines it with our expertly engineered drone hardware. The result is a powerful drone for nearly half the price that consumers have come to expect.

The PhoneDrone Ethos also features:

- **Low-battery auto-land**, so you never have to worry about your phone
- The utmost safety, being **waterproof, shock resistant and floatable**
- A **companion app** through which the PhoneDrone can be controlled
- The same **follow-me function** made popular by the X PlusOne
- **Mirror lens** that allows for **video below, forward and to both sides**

This powerful, smartphone-enabled technology is poised to change the consumer drone market forever. We can't wait for you to see it in action this Spring!

xCraft: Realizing the True Potential of Drone Technology

We're incredibly proud of the X PlusOne and excited to witness the various applications people will have for the PhoneDrone Ethos. But, these two products are only the beginning for xCraft.

Ultimately, the future of drones, and particularly autonomous aerial vehicles, lies outside of the consumer realm. When you invest in xCraft, you're helping to bring a diverse array of applications for drone technology to the fore.



Agriculture

In a world that's constantly growing and that is beset by environmental disasters, a more efficient and bountiful agricultural industry is of paramount importance. Drones can help farmers all over the world to maximize their yields and to develop new ways of planting and harvesting in a sustainable manner.



Emergency Response

The first minutes after an environmental catastrophe or another calamity are critical. First responders, though, can only respond to what they're able to see. Drones can put eyes and ears in the sky, helping these first responders to offer superior assistance to those who are in the most dire need.



Transportation

With roadways becoming more and more backed up every day, it's readily apparent that new solutions to congestion are needed. It's xCraft's belief that autonomous aerial vehicles can be used to provide a new means of transportation, alleviating grid-lock traffic in the world's most populous cities. Even better, they can help to curb the pollution that threatens our world.



Security

As the world becomes more technologically advanced, th nature and scope of security threats only continue to expand. Drone technology can be leveraged by private individuals, businesses, institutions and governments in order to provide tighter and more efficient security in an increasingly dangerous world.

These are just some of the myriad ways in which xCraft's drone technology can be deployed to change the ways in which various industries and services go about their businesses. Our state-of-the-art technology can be utilized by people in fields as diverse as energy, insurance, environmental science and even in the exploration of other worlds. Because of all of this, xCraft is uniquely positioned to affect positive change in the world.

Chat

Chat

Chat

The Present and the Future of the Drone Industry

"You guys are going to own this market."

- Kevin O'Leary AKA "Mr. Wonderful"
Speaking to JD and Charles on "Shark Tank"

Accelerating Growth Potential

When examining the present and future of the drone market recently, Goldman Sachs reached some noteworthy findings. Namely, **the commercial market for drones is expected to grow to $20.6 billion globally within the next five years.**

This will outpace that already accelerating market for consumer drones, which is still in its infancy. According to the same study by Goldman Sachs, **the consumer drone market could be valued at $14.5 billion globally within five years and $3.6 billion within the U.S. alone.**

While we will continue to manufacture and sell state-of-the-art consumer drones, **the commercial market is what really excites us at xCraft.** Drones have applications across a variety of different industries, and our technology and software is uniquely poised to capitalize upon this.

Utility companies can drones them to conduct vital maintenance inspections. Farmers can use drones for crop monitoring. Journalists can use them to gather footage in the most remote areas... **"Drones can be game changers in many industries! Not just those you think of right away."**

Exhibit 21: Retail drone sales to grow to $3.3bn by 2020...
Retail/Consumer drone market ($mn) and yoy growth (%)


Retail/Consumer drone market ($mn)
YoY change (%)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
300%
250%
200%
150%
100%
50%
0%
2013
2014
2015E
2016E
2017E
2018E
2019E
2020E
Revenues ($ mn)
YoY

Exhibit 22: ...as units rise to over 7.8mn in 2020
Retail/Consumer drone market ($mn) and units (000s)


Retail/Consumer Drone market ($mn)
Units ('000s)
4,000
3,000
2,000
1,000
0
10,000
8,000
6,000
4,000
2,000
0
2013
2014
2015E
2016E
2017E
2018E
2019E
2020E
Revenues ($ mn)
Units (1000s)

Chat

Where We've Flown and Where We'll Be Flying

Chat

The FAA put in place a new drone certification program that had over 3,000 test-takers on the first day. That's big. Where will all of this go?

Higher crop yields, faster natural disaster response, better mining and timber inventory, safer infrastructure operations, faster emergency response, improved security, access to medication in remote areas, same day package delivery... And maybe someday... In the not too distant future... Autonomous aerial personal transportation!

As a famous *Shark Tank* entrepreneur once said, **"The sky is no longer the limit."**


XPLUSONE
XPLUSONE

The Team Behind xCraft



2014

xCraft Is Born

JD Claridge and Charles Manning start xCraft, marrying their passion for flight with their passion for business.

2015

X PlusOne Crushes Its Kickstarter Goal

Initially seeking $50,000, the X PlusOne raises nearly $150,000 from 263 backers on Kickstarter.

October 2015

Sharks in the Water!

Appearing on ABC's "Shark Tank", JD and Charles are offered $1.5 million from all five sharks – a record breaking syndicate!

2016

The PhoneDrone Crushes Its Crowdfunding Goals

Between Kickstarter and Indiegogo, the PhoneDrone Ethos manages to raise nearly $500,000.

Summer 2016



Launch of the Rogue FPV Racer Drone

Capable of traveling 100 MPH, the Rogue FPV Racer Drone is one of our most exciting products yet.

Fall 2016



X PlusOne Goes Worldwide

An exciting turned into an even more exciting fall, when the X PlusOne achieved worldwide distribution.

January 2017

Kickstarter Rewards Shipped

All of those who participate in the crowdfunding effort for the X PlusOne received their rewards.

Spring 2017

Launch on StartEngine

We're excited to open up xCraft to the public!

May 2017



The Commercial Drone Is Here

This spring, we will launch our first commercial drone, the x2 GEO.

August 2017



Release of the PhoneDrone Ethos

After years of anticipation, the PhoneDrone Ethos is finally in the hands of consumers.

Chat

In the Press

Forbes VentureBeat FORTUNE Inc.

SHOW MORE

Meet the Founders



JD Claridge

CEO and Co-Founder

JD Claridge is the CEO and co-founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD was born with a passion for flight. Building and crashing flying toys throughout his youth taught him much about the science and art of flight vehicle design. He once built a (mostly) functional hang glider at the age of 7 and convinced his best friend to test fly it. JD's passion for flight runs deeply through all of his pursuits. As a certified pilot, electrical engineer, airframe mechanic, and Designated Engineering Representative (DER) for the FAA, he has held key engineering roles at several aerospace OEMs and has founded his own aerospace consulting firm; Aero Designworks. In October of 2015, JD and xCraft co-founder Charles Manning were featured on ABC's Shark Tank, making history by negotiating an unprecedented deal with all five Sharks. This catapulted xCraft into the center of the public spotlight and made household names out of xCraft's launch products; PhoneDrone Ethos and X PlusOne. With JD at the helm, xCraft continues to engineer innovation into the DNA of every flying machine they produce.



Charles Manning

Co-Founder, Director

Charles Manning is a co-founder and remains a Director of xCraft. An aviation enthusiast, Charles was immediately excited about working with JD to help make the X PlusOne a reality. Charles is founder and CEO of Kochava, a leading mobile attribution analytics platform company serving tier-one advertisers world-wide. Beginning his career at Oracle, Charles later held executive and C-Level positions at M-Code, Managed Objects, and PLAYXPERT. Prior to founding Kochava, Charles founded PLAYXPERT – which started as a gaming technology platform. After licensing the PLAYXPERT technology to Razer, Charles built a team that focused its time on building engagement platforms for entrepreneurs and agencies.

Chat
Chat
Chat

And the Rest of the Team



Kevin Nichols
CFO
For the past 20 years, Kevin has been an independent consulting-CFO and founder in several start-up ventures, including aviation, mapping, and remote-sensing companies. He is a CPA, and after his start in public accounting, Kevin spent many years in R/E finance, development, and banking. He is a graduate of Boise State University, majoring in Finance and Accounting.



John Overby
Advisor
John Overby manages the Tech Accelerator Program at Ignite Northwest. John was the first entrepreneur to start two back-to-back INC 500 companies (#13 followed by #104). He is a seasoned technology entrepreneur and former regional director of the North Idaho Small Business Development Center. He has served on many university and company boards over the years. His passion is helping high-tech entrepreneurs to rapidly build their companies in the Inland Northwest.



Nick Smoot
Advisor / Investor
Nick has founded and sold 3 tech companies. Now, as the founder of Innovation Collective and Mountain Man Ventures (VC fund), he is focused on redefining how cities participate in the global economy. He is a Milken Institute Young Leader and is a member of the Young Entrepreneur Council. Nick has been interviewed for or contributed to Bloomberg, Forbes, USA Today, Fast Company, Mashable, Virgin, LinkedIn, Inc. Magazine and Huffington Post.



Phil Burks
Sky Paver
Phil is the CEO of The Genesis Group of companies in Tyler, Texas. In 1989 Phil founded the software arm of Genesis, supplying leading edge software technology to first responders around the globe. Genesis is now 62 employees strong with offices in the UK, USA and affiliates in Australia and Mexico. As well, Phil is actively involved in creating 'green' commercial real estate, serving on several faith-based and non-profit boards, and he mentors up and coming entrepreneurs.

Chat

Offering Summary

OFFERING SUMMARY

Our Company

xCraft Enterprises, Inc. ("xCraft" or the "Company") is a Delaware corporation that has developed uniquely designed unmanned Aerial Vehicles ("UAV's" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high-efficiency and speed in their in-flight performance.

The Offering

Securities Offered	Maximum 58,823 shares of Class B Non-Voting Common Stock ($99,999.10 maximum raise)
Common Shares Outstanding Before This Offering:	3,526,250 shares
Common Stock Outstanding After This Offering:	3,585,073 shares
Use of Proceeds:	The net proceeds of this offering will be used to fund completion and production costs for our PhoneDrone as well as the development of the PhoneDrone mobile application, continued R&D efforts, to fund its marketing program, and for general corporate purposes (including working capital and other expenses).

Chat

Perks *

* All perks are individual, not inclusive of previous perks. Investors only get one perk reward matching your level of investment.

$500+	10% off of any one purchase of product(s) from our web-site
$2,500+	Reservation for a Phone Drone Ethos (1)
$5,000+	Reservation for a Rogue, our 100 MPH racer (1)
$10,000+	You will receive your own xPlusOne HD

All Kickstarter and Indiegogo backers who invest will receive a complimentary 20% off any one purchase from our web-site.

- Any Phone Drone Ethos or Rogue product received will be shipped when they are ready for market.

Irregular Use of Proceeds

The Company does not foresee, nor is there any planned irregular use of any of the proceeds from this offering.

Offering Details

Chat

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow xCraft to get notified of future updates!

Chat

Comments (0 total)

Add a public comment...

Post

LinkedIn

Disclaimer
Chat

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.
Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat

VIDEO TRANSCRIPT (Exhibit D)

Video Transcript

I think drones are so much more than a flying camera. I see a future where drones are used for everything from locating natural disaster survivors, to delivering medications.

That's why I started xCraft; to realize the full potential of these flying robots. Innovation is at the core of who we are. This is why our drones are different from anything you've ever seen. From a flying phone, to a drone that can top on hundred miles per hour. We're doing things that nobody else is.

Our vision goes far beyond drones as we know them today. To a future where the confines of roadways, gridlock, and pollution are a distant memory. Where travelling efficiently through the air is no longer a dream, but a reality accessible to everyone.

Our success has been evident through countless media highlights and a record breaking deal on Shark Tank - But it's not about the hype. It's about delivering something that the world needs, but has never seen.

Now is your chance to be a part of this journey. Let's shape the future!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.